

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

<u>Via E-mail</u>
Richard J. Heckmann
Chief Executive Officer
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, CA 92211

      Re: Heckmann Corporation
               Form 8-K
               Filed March 14, 2011
               Form 8-K/A
               Filed June 10, 2011
               File No. 001-33816

Dear Mr. Heckmann:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Tia Jenkins

                         Tia Jenkins
                         Senior Assistant Chief Accountant
                         Office of Beverages, Apparel and
                         Health Care Services